SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


********************************************
In the Matter of
Alliant Energy Corporation, et al.                    CERTIFICATE
File No. 70-9891                                      PURSUANT TO
(Public Utility Holding Company Act of 1935)          RULE 24
********************************************






     This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned subsidiary, Alliant Energy Resources, Inc. ("Resources"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of Alliant Energy and Resources (collectively, the "Applicants") in File No. 70-9891. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 3, 2001 (the "Order"), as amended.

     This Certificate is for the period covering October 1, 2002 - December 31, 2002 (hereinafter referred to as the "period").

     The Applicants hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

1. A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.

        ANSWER:

        See attached  Exhibit A


2. A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

        ANSWER:

        See attached  Exhibit A


3. The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.

        ANSWER:

        See attached Exhibit B


4.   The market-to-book ratio of Alliant Energy's common stock.

        ANSWER:

     Market value per share at December 31, 2002               $         16.55
     Common equity at December 31, 2002                        $ 1,836,190,000
     Total shares outstanding at December 31, 2002                  92,304,220
     Book value per share at December 31, 2002                 $         19.89
     Market-to-book ratio of Alliant Energy's common stock               83.20%


5. Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

        ANSWER:

        See attached Exhibit C


6. A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

        ANSWER:

        See attached  Exhibit D


7. The sales of any common stock or preferred securities by Alliant Energy and the purchase price per share and the market price per share at the date of the agreement of sale.

        ANSWER:

        None


8. The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted;

        ANSWER:

        There were no options granted during this period.

        See attached Exhibit E


9. If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

        ANSWER:

        See attached  Exhibits F

10. The amount and terms of any Alliant Energy indebtedness issued during the quarter.

        ANSWER:

     Alliant Energy entered into a syndicated 364-day credit facility in the amount of $565 million on October 11, 2002 with eighteen banking institutions. The facility is available for short-term advances or for liquidity to backstop the issuance of commercial paper. The total commitments made under this facility were reduced to $450 million on December 31, 2002.


11. The amount and terms of any financings consummated by any Nonutility Subsidiary that is not exempt under rule 52.

        ANSWER:

        None


12. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

        ANSWER:

        None


13. The name, parent company and amount invested in any intermediate subsidiary or financing, subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter.

        ANSWER:

     Alliant Energy Corporation invested $6.9 million in nonutility energy assets during the period from October 1, 2002 through December 31, 2002.

           Whiting Petroleum Corporation's Energy Asset Investments:
          ------------------------------------------------------------
                   RSEC                               ($292,827)
                   JJ Martin                         $  111,895
                   Wolverine                         $1,897,000
                   Kansas Leases                     $1,297,098
                                                    ------------
                                   Sub-total:        $3,013,166

          Leasing and other activity                 $3,944,113
          Proceeds from sales                         ($100,000)
                                                    ============
                                        Total:       $6,857,279


Alliant Energy Corporation formed the following intermediate subsidiaries during the period from October 1, 2002 through December 31, 2002. This intermediate subsidiary is designated with an asterisk while its parent company is designated as such. The amounts in parentheses represent the amount of investment in that intermediate subsidiary during the period from October 1, 2002 through December 31, 2002.

Alliant Energy Resources, Inc.
        AEG Worldwide, Inc. * - ($7.8 million)

AEG Worldwide, Inc.
        Alliant Energy Generation, Inc. * - ($0)

Peak Pacific Investment Company Ltd.
        Peak Pacific (China) Investment Company Ltd. * - ($0)
        Peak Xin Wen Pte Ltd. * - ($0)

Alliant Energy Corporation did not form any financing subsidiaries during the period from October 1, 2002 through December 31, 2002.


14. A list of U-6B-2 forms filed with the Commission during the quarter, including the name of filing entity and the date of the filing.

        ANSWER:

     (1) Alliant Energy Corporate Services, Inc. filed a U-6B-2 on November 14, 2002.



15. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Alliant Energy, that has engaged in jurisdictional financing transactions during the quarter.

        ANSWER:

Incorporated by reference to Alliant Energy's Form 10-K for the year ended December 31, 2002.


16. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

        ANSWER:

        See attached  Exhibit G


17. A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

        ANSWER:

        See attached Exhibit H


18. Registration statements filed under the Securities Act of 1933 with respect to securities that are subject of this Application will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

        ANSWER:

        None









                               S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

                                         ALLIANT ENERGY CORPORATION



                                By:       /s/ Thomas L. Hanson
                                        ----------------------------------
                                        Name:   Thomas L. Hanson
                                        Title:  Vice President and Treasurer

March 31, 2003

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit A
Report Period:  October 1, 2002 - December 31, 2002


     Item 1: A computation in accordance with rule 53(a) setting forth Alliant Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the Requested EWG/FUCO Investment Authority.


     Item 2: A chart showing Alliant Energy's aggregate investment in each EWG or FUCO compared to the Requested EWG/FUCO Investment Authority. The chart should also identify any new EWG or FUCO, compared to the Requested EWG/FUCO Investment Authority, in which Alliant Energy has invested or committed to invest during the preceding quarter.

December 31, 2002



                                                                                                                           Aggregate
                                                                                                  Investments Commitments Investment
                                                                                                  ----------------------------------

                                                                                                          (dollars in millions)

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                                     $ -         $ -         $ -
Alliant Energy Renewable Resources Ltd. (Inactive)                                                        -           -           -
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                                         -           -           -
Anhui New Energy Heat & Power Co. Ltd.                                                                 14.4           -        14.4
Catleo Energia S.A.                                                                                       -           -           -
Companhia de Electricidade de Nova Friburgo S.A.                                                          -           -           -
Companhia Energetica da Borborema S.A.                                                                    -           -           -
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                                        1.0           -         1.0
Empresa Energetica de Sergipe S.A.                                                                      0.2           -         0.2
Hebei Wuan Peak Heat and Power Co. Ltd.                                                                 7.7           -         7.7
Henan Anfeng Electric Power Co. Ltd.                                                                    9.4           -         9.4
Henan Yongfeng Electric Power Co. Ltd.                                                                 11.4           -        11.4
Infratil Ltd.                                                                                          15.0           -        15.0
Jiaxing JIES Power & Heat Co. Ltd.                                                                     13.4           -        13.4
LDM Utility Co., S.A. de C.V.                                                                          37.6        21.8        59.4
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                                           14.0           -        14.0
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                                     90.2           -        90.2
Southern Hydro Partnership                                                                             50.4        29.2        79.6
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                                            6.3           -         6.3
Tangshan Peak Heat & Power Co. Ltd. (formed with the merger of Luannan Peak Heat & Power Company Ltd.
and Luannan Peak Second Heat & Power Company Ltd.)                                                     48.2           -        48.2
Tongxiang TIES Power & Heat Co. Ltd.                                                                   10.4           -        10.4
TrustPower Ltd.                                                                                        65.4           -        65.4
Usina Termeletrica de Juiz De Fora S.A.                                                                13.9           -        13.9
Zouping Peak CHP Co. Ltd.                                                                              16.6           -        16.6
Guarantee of debt security intended to finance future FUCO investments                                    -        25.0        25.0
                                                                                                      ------------------------------
  Aggregate Investments in Foreign Utility Companies (FUCOs)                                          425.5        76.0       501.5
                                                                                                      ------------------------------
                                                                                            -

Development costs and commitment to purchase a 309 Mw natural gas generating facility in Neenah, WI     0.3        59.6        59.9
Guarantee of the debt security of a 6 Mw low Btu gas electric generating facility in Cedar Rapids, Iowa   -         4.4         4.4
                                                                                                      ------------------------------
  Aggregate Investments in Electric Wholesale Generators (EWGs)                                         0.3        64.0        64.3
                                                                                                      ------------------------------
    Total Aggregate Investments in EWGs and FUCOs                                                     425.8        140.0      565.8
                                                                                                      ------------------------------

                                                                                                               Balance at   Average
                                                                                                             end of quarter balance
                                                                                                            ------------------------


Alliant Energy's consolidated retained earnings at March 31, 2002                                                  797.2
Alliant Energy's consolidated retained earnings at June 30, 2002                                                   758.5
Alliant Energy's consolidated retained earnings at September 30, 2002                                              757.7
Alliant Energy's consolidated retained earnings at December 31, 2002                                               758.2
Alliant Energy's "consolidated retained earnings" at December 31, 2002 (average of ending balance of four previous quarters)  767.9
                                                                                                                           ---------
           Amount remaining under the Requested EWG/FUCO Investment Authority.                                             $  202.1
                                                                                                                           =========



Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit B
Report Period:  October 1, 2002 - December 31, 2002


     Item 3: The consolidated capitalization ratio of Alliant Energy, with consolidated debt to include all short-term debt and all other system debt, both recourse and nonrecourse, including debt of EWGs and FUCOs.


Alliant Energy Corporation Consolidated Statement of Capitalization December 31, 2002
(amounts in thousands of dollars)

                                                           Amounts                Percentage
                                                     ------------------------------------------

Common equity                                          $  1,836,190                 36.07%
Cumulative preferred stock                                  205,063                  4.03%
Consolidated debt (1)                                     3,048,715                 59.90%
                                                     ------------------------------------------
                                                       $  5,089,968                100.00%
                                                     ==========================================


(1)
Long-term debt (excluding current portion)             $  2,637,803
Current maturities and sinking funds                         46,591
Variable rate demand bonds                                   55,100
Commercial paper                                            195,500
Other short-term borrowings                                 113,721
                                                     -------------------------
                                                       $  3,048,715
                                                     =========================

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit C
Report Period:  October 1, 2002 - December 31, 2002

     Item 5: Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Alliant Energy.

                           Alliant Energy Corporation
                         Statement of Retained Earnings
                  For the Three Months Ended December 31, 2002
                       (amounts in thousands of dollars)


Beginning balance (September 30, 2002)               $ 757,825
Net income/(loss):
   From EWGs and FUCOs (*)                   28,436
   Other                                     17,657
                                          ----------
     Total net income/(loss)                            46,093
Common stock dividends                                 (45,731)
                                                      ---------
Ending balance (December 31, 2002)                   $ 758,187
                                                      =========

     (*) Amount does not include the allocation of interest, tax or corporate expenses.


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit D
Report Period:  October 1, 2002 - December 31, 2002

     Item 6: A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

                                                                                    For the twelve months ended December 31, 2002
                                                                                  ------------------------------------------------


                                                                                    Revenues (**)            Net Income/(Loss) (**)
                                                                                  -------------------       -----------------------

Alliant Energy Operaciones de Mexico, S. de R.L. de C.V. (Inactive)                             -                        -
Alliant Energy Renewable Resources Ltd.                                                         -                 (251,345)
Alliant Energy Servicios de Mexico, S. de R.L. de C.V. (Inactive)                               -                        -
Anhui New Energy Heat & Power Co. Ltd.                                                 23,825,833                3,809,656
Catleo Energia S.A.                                                                     2,871,851               (5,300,491)
Companhia de Electricidade de Nova Friburgo S.A.                                       20,958,858                2,397,775
Companhia Energetica da Borborema S.A.                                                 26,461,534                  211,201
Companhia Forca e Luz Cataguazes-Leopoldina S.A.                                       75,143,930              (24,697,015)
Empresa Energetica de Sergipe S.A.                                                    105,589,849               (6,070,040)
Hebei Wuan Peak Heat and Power Co. Ltd.                                                 7,457,276                1,000,569
Henan Anfeng Electric Power Co. Ltd.                                                    9,046,579                  939,262
Henan Yongfeng Electric Power Co. Ltd.                                                 10,742,277                1,712,415
Infratil Ltd. (*)                                                                      60,473,610               11,554,061
Jiaxing JIES Power & Heat Co. Ltd.                                                     12,724,376                1,749,724
LDM Utility Co., S.A. de C.V.                                                                   -                        -
Shijiazhuang Chengfeng Cogeneration Co. Ltd.                                            8,188,546                2,550,723
Sociedade Anonima de Eletrificacao da Paraiba S.A.                                    136,917,334                9,781,841
Southern Hydro Partnership                                                             40,146,660               16,136,896
Tangshan Peak Heat and Power Co. Ltd.                                                  23,691,142                 (444,380)
Tongxiang TIES Power & Heat Co. Ltd.                                                    8,210,127                1,799,335
TrustPower Ltd.                                                                       271,956,325               19,426,387
Usina Termeletrica de Juiz De Fora S.A.                                                16,489,646              (11,750,278)
Tai An Hua Feng Peak Heat and Power Co. Ltd.                                              745,080                  170,975
Zouping Peak CHP Co. Ltd.                                                              16,200,990                3,341,832


(*) The most recently available information for Infratil Ltd. is September 30, 2002
(**) These amount are subject to adjustments proposed by the external auditors during the 2002 year end audits.

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit E
Report Period:  October 1, 2002 - December 31, 2002

     Item 8: The total number of shares of Alliant Energy common stock issued or issuable under options granted during the quarter under employment benefit plants and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans later adopted.

                                 Original Issue
                          Shareowner                    Long-term Equity
             Date         Direct Plan       401K        Incentive Plan
         ---------------------------------------------------------------
          10/15/2002          65,200            -                 -
          10/28/2002               -       29,762                 -
          11/15/2002               -      123,882                 -
          11/15/2002         448,461            -                 -
          12/16/2002          42,348            -                 -
         =================================================================
             TOTALS          556,009      153,644                 -

             Grand Total:          709,653


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F
Report Period:  October 1, 2002 - December 31, 2002


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                               Date of
                                                                                               Issue/
                                                                                               Amend-       Date of        Amount
Guarantor        On Behalf Of      Purpose                      Name of Guaranteed Party        ment       Expiration    Guaranteed
------------------------------------------------------------------------------------------------------------------------------------
Guarantees:

Resources        NG Energy        Natural Gas/Oil Purchases &   Nexen Marketing U.S.A. Inc.  10/24/2002  10/24/2003    $  5,000,000
                 Trading, LLC     Sales/Derivatives

Resources        NG Energy        Natural Gas/Oil Purchases &   Wisconsin Electric Power     10/25/2002  06/10/2003    $  8,625,000
                 Trading, LLC     Sales/Derivatives              Company and Wisconsin
                                                                 Gas Company

Alliant          NG Energy        Natural Gas Transportation,   ANR Pipeline Company         11/01/2002  10/31/2003    $ 25,000,000
Energy           Trading, LLC     Storage, Gathering, Pooling,
                                  Purchases/Sales

Resources        NG Energy        Natural Gas/Oil Purchases &   Entergy-Koch Trading, LP     12/17/2002  08/08/2003    $ 13,000,000
                 Trading, LLC     Sales/Derivatives

Resources        SmartEnergy,     Derivatives                   Constellation Power Source,  11/11/2002  03/31/2003    $  1,000,000
                 Inc.                                            Inc.


Alliant Energy,  Resources        364-Day Credit Agreement      Merrill Lynch Capital Corp.  12/27/2002  12/26/2003    $250,000,000
 HPI & Alliant                    (UNDRAWN as of 12/31/02 )      and Lenders
 Energy Intl

Alliant Energy   Resources        AER 9.75% Sr. Notes           Noteholders                  12/26/2002  01/15/2013    $300,000,000

Alliant Energy   Whiting          Credit Support for $15 MM     Bank One, NA                 10/17/2002  12/20/2002    $ 15,000,000
                 Petroleum Corp.  Bridge Loan



Subordination Agreements:

Resources        Whiting           Credit Support for $15 MM     Bank One, NA                10/17/2002  12/20/2002    $ 15,000,000
                 Petroleum Corp.   Bridge Loan

Resources        Whiting           Credit Support for            Bank One, NA, Wachovia      12/20/2002  12/20/2006    $ 80,471,716
                 Petroleum Corp.   $350,000,000 Credit Agrmt      Bank, NA, and
                                                                  Participating Banks

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit F (Continued)
Report Period:  October 1, 2002 - December 31, 2002


Item 9: If a guaranty is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guaranty and the amount, terms and purpose of the guaranty.

                                                                                                                    Amount
Guarantor           On Behalf Of       Purpose              Name of Guaranteed Party         Period                Guaranteed
--------------------------------------------------------------------------------------------------------------------------------
Bonds:

Alliant Energy       RMT              Contractors Bond         State of Florida          10/11/02-10/11/03         $   50,000
Alliant Energy       Whiting          Oil & Gas Browning       State of Montana          10/23/02-10/23/03         $   10,000
Alliant Energy       Whiting          Collective Bond Ft.      US Dept of                10/26/02-10/26/03         $   50,000
                                       Peck                    the Interior
Alliant Energy       Whiting          Special Road             County of                 10/31/02-10/31/04         $    5,000
                                        Use Bond               Freestone, TX
Alliant Energy       Whiting          Special Road             County of Leon, TX        10/31/02-10/31/04         $   25,000
                                        Use Bond
Alliant Energy       Whiting          Blanket Oil & Gas        State of North Dakota     11/01/02-11/01/03         $  100,000
Alliant Energy       Whiting          Blanket Oil & Gas        State of North Dakota     11/01/02-11/01/03         $  100,000
Alliant Energy       Whiting          Blanket Oil & Gas        State of North Dakota     11/01/02-11/01/03         $  100,000
Alliant Energy       Whiting          Oil & Gas > 10 wells     State of North Dakota     11/29/02-11/29/03         $  100,000
Alliant Energy       Whiting          Plugging Roosevelt       US EPA                    11/07/02-11/07/03         $   50,000
Alliant Energy       Whiting          Blanket Oil & Gas        State of Montana          11/01/02-11/01/03         $   50,000
Alliant Energy       RMT              Right of Way Bond        Road Commission           11/18/02-11/18/03         $    5,000
                                                               for Oakland County
Alliant Energy       RMT              Right of Way Bond -      Road Commission           11/22/02-11/22/03         $    5,000
                                       Permit #22-1130         for Oakland County
Alliant Energy       Whiting          Blanket Well Bond        State of Michigan         11/27/02-11/27/03         $  750,000
Alliant Energy       Bastian Bay      Right of Way             US Minerals               12/15/02-12/15/03         $  300,000
                      Pipeline         Grant Bond              Mgmt Service
Alliant Energy       Cogenex          Energy Savings           Central Maine Power       12/31/02-12/31/03         $  146,100
Alliant Energy       Cogenex          Performance/             United States             12/11/02-07/17/03         $9,359,579
                                       Payment Bond            Government
Alliant Energy       Cogenex          Payment Bond             City of Lowell            12/06/02-12/06/05         $  623,656
Alliant Energy       IPL/AECS         Worker's Comp Bond       State of Illinois         12/01/02-12/01/03         $  200,000
Alliant Energy       Whiting          Plugging &               South Dakota Oil          12/21/02-12/21/03         $    5,000
                                       Performance             & Gas DNR
Alliant Energy       Whiting          Surface Reclamation      South Dakota Oil          12/21/02-12/21/03         $    2,000
                                                               & Gas DNR
Alliant Energy       Whiting          Blanket Oil & Gas        State of North Dakota     12/31/02-12/31/03         $   50,000
Alliant Energy       Cogenex          Performance Bond         United States             12/12/02-11/26/03         $5,085,245
                                                               Government

Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit G
Report Period:  October 1, 2002 - December 31, 2002

     Item 16: A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Alliant Energy on a consolidated basis and of each Utility Subsidiary.

Consolidated Statements of Capitalization
December 31, 2002
(amounts in thousands of dollars)
                                                                              Interstate Power and         Wisconsin Power and
                                              Alliant Energy Corporation         Light Company                 Light Company
                                              Amounts        Percentage     Amounts       Percentages     Amounts       Percentages
                                            ----------------------------  ---------------------------   ---------------------------

Common equity                                 $ 1,836,190       36.07%     $   866,669       46.29%     $   766,980        54.39%
Cumulative preferred stock                        205,063        4.03%         145,100        7.75%          59,963         4.25%
Consolidated debt (1)                           3,048,715       59.90%         860,469       45.96%         583,308        41.36%
                                            ---------------------------   ---------------------------- ----------------------------

                                              $ 5,089,968      100.00%     $ 1,872,238      100.00%     $ 1,410,251       100.00%
                                            ===========================   ============================ ============================

(1)
Long-term debt (excluding current portion)    $ 2,637,803                  $   855,389                  $   468,208
Current maturities and sinking funds               46,591                        5,080                            -
Variable rate demand bonds                         55,100                            -                       55,100
Commercial paper                                  195,500                            -                       60,000
Other short-term borrowings                       113,721                            -                            -
                                            -------------------           ------------------           -------------------
                                              $ 3,048,715                  $   860,469                  $   583,308
                                            ===================           ==================           ===================


Alliant Energy Corporation
Certificate Pursuant to Rule 24
Exhibit H
Report Period:  October 1, 2002 - December 31, 2002

     Item 17: A retained earnings analysis of Alliant Energy on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.


Statement of Retained Earnings
For the Three Months Ended December 31, 2002
(amounts in thousands of dollars)

                                                                                                                Alliant Energy
                                                                 Interstate Power         Wisconsin Power        Corporation
                                                                and Light Company        and Light Company       Consolidated

Beginning balance (September 30, 2002)                           $   379,175              $ 382,384              $ 757,825
Gross earnings (1)                                                    16,788                 32,413                 46,093
Goodwill amortization (2)                                                  -                      -                      -
Common stock dividends                                               (21,535)               (15,495)               (45,731)
                                                                ----------------------------------------------------------------
Ending balance (December 31, 2002)                               $   374,428              $ 399,302              $ 758,187
                                                                ================================================================


          (1) Gross earnings is defined as net income excluding goodwill amortization.

          (2) Pursuant to the adoption of FAS142 on January 1, 2002, Alliant Energy Corporation and its consolidated subsidiaries ceased the amortization of goodwill.